UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ichor Holdings, Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0001

(Title of Class of Securities)

G4740B 105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4740B 105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners GP III Management (Cayman), Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,880,513 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,880,513 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,880,513 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,588,872 ordinary shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2017.

CUSIP No. G4740B 105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners GP III (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,880,513 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,880,513 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,880,513 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,588,872 ordinary shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2017.

CUSIP No. G4740B 105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners III (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,451,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,451,860 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,451,860 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,588,872 ordinary shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2017.

CUSIP No. G4740B 105	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners Parallel Fund III (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,863 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,863 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,863 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,588,872 ordinary shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2017.

CUSIP No. G4740B 105	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Ichor Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 388,790 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 388,790 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,790 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,588,872 ordinary shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2017.

CUSIP No. G4740B 105	13G	Page 7 of 9 Pages

Item 1(a)	Name of Issuer:

Ichor Holdings, Ltd. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 3185 Laurelview Ct., Fremont, California 945388.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Francisco Partners GP III Management (Cayman), Limited (“FP GP III Management”), Francisco Partners GP III (Cayman), L.P. (“FP GP Cayman III”), Francisco Partners III (Cayman), L.P. (“FP III Cayman”), Francisco Partners Parallel Fund III (Cayman), L.P. (“FPPF III Cayman”) and Ichor Investment Holdings, LLC (“IIH LLC” and collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2018, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Francisco Partners, One Letterman Drive, Building C, Suite 410, San Francisco, California 94129.

Item 2(c)	Citizenship:

FP GP III Management, FP GP Cayman III, FP III Cayman and FPPF III Cayman were organized under the laws of the Cayman Islands.

IIH LLC was organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share (the “Ordinary Shares”)

Item 2(e)	CUSIP Number:

G4740B 105

CUSIP No. G4740B 105	13G	Page 8 of 9 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned: In the aggregate, the Reporting Persons beneficially own 3,880,513 Ordinary Shares, of which 3,451,860 are held directly by FP III Cayman, 39,863 are held directly by FPPF III Cayman and 388,790 are held directly by IIH LLC. FP GP Cayman III is the general partner of each of FP III Cayman and FPPF III Cayman and the manager of IIH LLC. FP GP III Management is the general partner of FP GP Cayman III. In those capacities, FP GP III and FP GP III Management may be deemed to share voting and dispositive power with respect to the Ordinary Shares directly held by FP III Cayman, FPPF III Cayman and IIH LLC. FP GP III and FP GP III Management may be deemed to share voting and dispositive power with respect to the Ordinary Shares directly held by FP III Cayman, FPPF III Cayman and IIH LLC. An investment committee, acting by majority vote, share voting and dispositive power with respect to the Ordinary Shares beneficially held by FP GP III Management. Each of FP GP III, FP GF III Management and the members of the investment committee expressly disclaims beneficial ownership of any Ordinary Shares, except to the extent of their pecuniary interest.

CUSIP No. G4740B 105	13G	Page 9 of 9 Pages

(b)	Percent of class: In the aggregate, the Reporting Persons beneficially own 3,880,513 Ordinary Shares, or 15.2% of the total number of shares outstanding.

All percentages calculated in this Schedule 13G are based upon an aggregate of 25,588,872 ordinary shares outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2017.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Items 2(a) - 2(c).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

FRANCISCO PARTNERS GP III MANAGEMENT (CAYMAN), LIMITED

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

FRANCISCO PARTNERS GP III (CAYMAN), L.P.

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

FRANCISCO PARTNERS III (CAYMAN), L.P.

By: Francisco Partners GP III (Cayman), L.P.
Its: General Partner

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

FRANCISCO PARTNERS PARALLEL FUND III (CAYMAN), L.P.

By: Francisco Partners GP III (Cayman), L.P.
Its: General Partner

[Signature Page to Schedule 13G]

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

ICHOR INVESTMENT HOLDINGS, LLC

By: Francisco Partners GP III (Cayman), L.P.
Its: Manager

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

[Signature Page to Schedule 13G]

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Ichor Holdings, Ltd. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2018

FRANCISCO PARTNERS GP III MANAGEMENT (CAYMAN), LIMITED

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

FRANCISCO PARTNERS GP III (CAYMAN), L.P.

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

FRANCISCO PARTNERS III (CAYMAN), L.P.

By: Francisco Partners GP III (Cayman), L.P.
Its: General Partner

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

FRANCISCO PARTNERS PARALLEL FUND III (CAYMAN), L.P.

By: Francisco Partners GP III (Cayman), L.P.
Its: General Partner

[Signature Page to Exhibit A to Schedule 13G]

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

ICHOR INVESTMENT HOLDINGS, LLC

By: Francisco Partners GP III (Cayman), L.P.
Its: Manager

By: Francisco Partners GP III Management (Cayman), Limited
Its: General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal
Title: Authorized Signatory

[Signature Page to Exhibit A to Schedule 13G]